Exhibit 3.1
CERTIFICATE OF AMENDMENT OF
CERTIFICATE OF INCORPORATION OF
SOTERA HEALTH COMPANY
Sotera Health Company (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware, hereby certifies as follows:
1.This Certificate of Amendment (the “Certificate of Amendment”) amends the provisions of the Corporation’s Amended and Restated Certificate of Incorporation filed with the Secretary of State on November 19, 2020 (the “Certificate of Incorporation”).
2.Article VII, Section 1 of the Certificate of Incorporation is hereby amended and restated in its entirety as follows:
Section 1. Elimination of Certain Liability of Directors and Officers. To the fullest extent permitted by the DGCL, a director or officer of the Corporation shall not be personally liable to the Corporation (in the case of directors) or its stockholders (in the case of directors and officers) for monetary damages for breach of fiduciary duty as a director or officer. If the DGCL is amended after the Effective Time to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer of the corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.
3.This amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.
4.All other provisions of the Certificate of Incorporation shall remain in full force and effect.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its duly authorized officer on this 23rd day of May 2024.

SOTERA HEALTH COMPANY

By:	/s/ Alexander Dimitrief
Name:	Alexander Dimitrief
Title:	Senior Vice President, General Counsel and Secretary
2